  INFORMATION RESOURCES, INC. ANNOUNCES $100 MILLION ASSET
   SALE AND TECHNOLOGY AGREEMENT WITH ORACLE CORPORATION

CHICAGO, IL, June 12, 1995 -- Information Resources, Inc. (IRIC on NASDAQ) announced today the signing of a definitive agreement with Oracle Corporation (ORCL on NASDAQ) which is expected to create significant advances in the fields of data warehousing, analytics and related decision support software. The agreement includes: (1) the transfer of ownership to Oracle of IRI Software's EXPRESS technology for on-line analytical processing (OLAP) along with certain related application products; (2) the payment by Oracle to IRI of approximately $100 million; (3) IRI's continued ownership of its state-of-the-art Express-based software application products for use with electronic point-of-sale scanner data; and (4) a series of on-going cross-licensing and remarketing provisions between IRI and Oracle.

The transaction is subject to regulatory approval and is expected to close in July.

Oracle will acquire the underlying EXPRESS technology and the family of general-purpose Express-based products. This would include the base DataServer platform and general application products, including the Express Financial Management System(FMS), the Express Enterprise Information System(EIS) and the new ExpressView object-oriented tool for OLAP.

IRI will retain ownership of its DataServer family of sales and marketing applications for the consumer packaged goods (CPG) industry, including DataServer Targeter, The Partners, The Category Manager and Promotion Planner, as well as the Apollo space management system and IRI Logistics software products. IRI will also continue to provide marketing and primary support activities for the entire Express product line within the CPG industry. IRI will be licensed as a Value Added Reseller (VAR) of the Oracle7 database and developer tools, while Oracle will be licensed to adapt and generalize IRI's Express-based sales and marketing management applications for the non-CPG market.

Gian Fulgoni, IRI's chief executive officer said: "This agreement aligns the world's best analytical processing technology--EXPRESS--with the world's best relational database and data warehousing technology--that of Oracle. The resulting information tools for industry and government agencies world-wide will be truly unparalleled. Moreover, this will allow IRI to build powerful applications upon a significantly stronger base technology -- a particularly important benefit for our InfoScan clients."

"Not only do we retain the application products and consulting services so crucial to our CPG clients, but we expect that Oracle's expertise, market stature and commitment to open systems will make the EXPRESS platform, upon which these applications are built, the worldwide OLAP standard. This should greatly strengthen our marketplace position both in CPG application software and, importantly, in syndicated information. We will retain our own extensive application development capability to keep our information products on the leading edge of software technology, while leveraging the future enhancements that Oracle will develop."

Fulgoni added: "We anticipate that the transaction will be non-dilutive to IRI shareholders and that the $100 million proceeds will be substantially sheltered by tax loss carry-forwards. Among other uses, the proceeds will allow us to further develop our international information services. The technology being transferred to Oracle represented approximately $65 million in sales in 1994, while the consumer packaged goods business which we retain represented some $50 million in revenue.

"While we had a number of financing alternatives available to us, this transaction stood out clearly as the best course of action, because it effectively precluded any need for a dilutive equity investment on the part of a "strategic partner," while also presenting us with a compelling opportunity to add dramatic competitive advantages to our core products."

"IRI and Oracle had been working together as part of a standard remarketing agreement," said Jeffrey Stamen, the president of IRI Software who will head Oracle's new OLAP Products Division. "However, as this relationship developed, it became clear that there were significant synergies that could best be realized through a realignment of ownership and tighter integration of base technologies. Oracle has achieved widespread acceptance of its database software products, and is well-positioned to help establish EXPRESS-based applications in the Information Technology mainstream. Clearly, this will boost IRI's InfoScan business which has been built using this technology."

Commenting further, Fulgoni said: "Approximately 300 employees within IRI Software will remain with IRI, focusing their efforts on the consumer packaged goods industry. We anticipate that more than 600 of the current IRI Software employees in development, marketing, sales and client service will join Oracle, ensuring that all of IRI's clients receive continuity of support. We are also pleased that Jeffrey Stamen will be able to remain on the IRI Board of Directors.

"We are very careful in evaluating acquisitions," said David Roux, Oracle's senior vice president of corporate development. "We view this as a unique opportunity to extend our lead in the data warehouse market. This market is fast-growing and the addition of IRI Software's well-managed OLAP business unit complements Oracle's core product line, including database, tools and applications."

Oracle Corporation, a $2 billion company with headquarters in Redwood Shores, CA, is the world's leading supplier of information management software. Oracle software runs on personal digital assistants, set-top devices, PCs, workstations, minicomputers, mainframes and massively parallel computers. The company offers its products along with related consulting, education and support services, in more than 90 countries around the world.

Information Resources, Inc., a Chicago-based company with 1994 revenues of $376 million, provides a variety of information, software and consulting services with a particular focus on the Consumer Packaged Goods industry. IRI services include proprietary databases, advanced analytics and software application products to assist clients in testing, executing, monitoring, and evaluating sales, marketing and distribution programs. IRI's services are marketed in 26 countries worldwide.

                                ##############

Oracle is a registered trademark of Oracle Corporation. Oracle7 and Oracle Applications are trademarks of Oracle Corporation.

InfoScan is a registered trademark of Information Resources, Inc. IRI Software and EXPRESS are trademarks of Information Resources, Inc.



For further information, please contact:
              Robert J. Bregenzer
              Senior Vice President
              Information Resources, Inc.
              (312) 726-1221
              bob.bregenzer@infores.com